Celulosa Arauco y Constitución S.A.
First Quarter 2014 Results
May 16th, 2014

Interim Review First Quarter 2014 Results

May 16th, 2014

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.

Interim Review First Quarter 2014 Results

May 16th, 2014

HIGHLIGHTS

•	Arauco’s consolidated sales reached US$ 1,224.6 million during the first quarter of 2014, a 3.5% decrease compared to the US$ 1,269.6 million obtained in the fourth quarter of 2013

•	During the first quarter of 2014, consolidated Adjusted EBITDA reached US$ 303.0 million, an increase of 25.1% compared to the US$ 242.1 million Adjusted EBITDA obtained during the fourth quarter of 2013

•	Arauco’s consolidated net income for the first quarter of 2014 reached US$ 105.5 million, an increase of 131.7% or US$ 60.0 million compared to the US$ 45.5 million obtained in the fourth quarter of 2013

•	Net Financial Debt / LTM(2) Adjusted Ebitda ratio decreased from 3.8x in the fourth quarter of 2013 to 3.6x in this quarter

•	According to the new IFRS-11, our Montes del Plata joint venture is considered a “joint operation” so starting our December 2013 Financial Statements (and also applicable to year 2012) we are including proportionally our 50% share of assets, liabilities, revenues and costs of Montes del Plata. Hence, quarterly periods shown in this report may not be comparable with fourth quarter 2013

KEY FIGURES

In U.S. Million	1Q 2014	4Q 2013	1Q 2013	QoQ	YoY

Revenues	1,224.6	1,269.6	1,186.9	-3.5%	3.2%
Cost of Sales	(797.9)	(880.1)	(851.0)	-9.3%	-6.2%
Gross Margin	426.7	389.5	335.9	9.6%	27.0%
Operating Income (1)	179.0	110.4	96.8	62.1%	84.9%
Net income	105.5	45.5	93.5	131.7%	12.8%
Adjusted EBITDA	303.0	242.1	236.5	25.1%	28.1%
Adjusted EBITDA Margin	24.7%	19.1%	19.9%	29.7%	24.2%
LTM Adj. EBITDA	1,209.9	1,143.4	907.3	5.8%	33.3%
LTM Adj. EBITDA Mg	23.3%	22.2%	20.3%	5.0%	15.1%
CAPEX	198.8	NC	205.1	NC	-3.1%
Net Financial Debt (4)	4,415.1	4,359.3	NC	1.3%	NC
Net Financial Debt / LTM Adj. Ebitda (4)	3.6x	3.8x	NC	-4.3%	NC
LTM ROCE (3)(4)	5.2%	4.9%	NC	4.9%	NC

All figures include a 50% proportional consolidation of Montes del Plata

(1)	Operating income = Gross margin – Distribution costs – Administrative expenses
(2)	LTM = Last Twelve Months
(3)	LTM ROCE = LTM EBIT (1-Tax) / (Working capital + Fixed assets)
(4)	NC: Not Comparable

Interim Review First Quarter 2014 Results

May 16th, 2014

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sales by Business Segment

In U.S. Million	1Q 2014		4Q 2013		1Q 2013

Pulp(*)	548.5	44.8%	516.4	40.7%	501.3	42.2%
Panels(*)	441.4	36.0%	474.0	37.3%	449.9	37.9%
Sawn Timber(*)	190.4	15.5%	215.8	17.0%	186.8	15.7%
Forestry	35.8	2.9%	54.3	4.3%	41.7	3.5%
Others	8.5	0.7%	9.0	0.7%	7.1	0.6%

Total	1,224.6	100.0%	1,269.6	100.0%	1,186.9	100.0%

(*)	Pulp, Panels and Sawn Timber division sales include energy

Consolidated Sales

Arauco’s consolidated sales for the first quarter of 2014 reached US$1,224.6 million, 3.5% lower than the US$ 1,269.6 million obtained during the fourth quarter of 2013. The main variances during this quarter were (i) a decrease in total sales of our sawn timber business, with a 12.3% decrease in volume sales, partially offset by a 5.0% increase in average prices; (ii) a decrease in total sales of our panels business, mainly explained by a decrease of 2.6% in average prices, and a decrease of 2.7% in volume sales; and (iii) an increase in total sales of our pulp business, with a 0.9% increase in average prices partially offset by a 0.3% decrease in volume sales.

Compared to the US$ 1,186.9 million obtained in the first quarter of 2013, consolidated sales were 3.6% higher, mainly explained by a 9.5% increase in total sales of our pulp business, 1.9% increase in total sales of our sawn timber business and partially offset by a 1.9% and a 4.8% decrease in our panels and forestry business respectively.

Sales by Business Segment 1Q 2014

                                         Total: US$ 1,224.6 million

(*)	Pulp, Panels and Sawn Timber division sales include energy

Interim Review First Quarter 2014 Results

May 16th, 2014

Production

During the first quarter of 2014, production of our Pulp business increased to 782 thousand Adt, a 17.1% increase compared to the 668 thousand Adt produced in the previous quarter. This was mainly due to a longer than expected maintenance stoppage at Nueva Aldea mill during the fourth quarter of 2013. Production volume in our panels division decreased 0.7% or 9 thousand m3 when compared to the previous quarter. The production volume from our Sawn timber division increased 1.1% to 741 thousand m3, compared to the 733 thousand m3 in the previous quarter.

Compared to the first quarter of 2013, production volume decreased 2.4% in our pulp division, our panel’s production increased 5.9% and our sawn timber production increased 6.2%.

Production by Business Segment

Interim Review First Quarter 2014 Results

May 16th, 2014

Adjusted EBITDA

In U.S. Million	1Q 2014	4Q 2013	1Q 2013	QoQ	YoY

Net Income	105.5	45.5	93.5	131.7%	12.8%
Financial costs	53.2	59.7	56.4	-10.8%	-5.6%
Financial income	-3.6	-2.8	-6.2	27.6%	-42.0%
Income tax	47.6	46.5	15.9	2.5%	199.6%
EBIT	202.8	148.9	159.7	36.2%	27.0%
Depreciation & amortization, others *	102.7	79.1	69.8	29.9%	47.1%
EBITDA	305.5	228.0	229.5	34.0%	33.1%
Fair value cost of timber harvested	69.0	78.6	72.5	-12.2%	-4.8%
Gain from changes in fair value of biological assets	-66.6	-67.1	-67.6	-0.7%	-1.5%
Exchange rate differences	-4.9	2.6	2.1	-290.1%	-339.1%
Adjusted EBITDA	303.0	242.1	236.5	25.1%	28.1%

All figures include a 50% proportional consolidation of Montes del Plat

(*)	1Q 2014 includes a provision for forestry losses due to fire of US$ 30.2 million

Adjusted EBITDA

Adjusted EBITDA for the first quarter of 2014 was US$ 303.0 million, 25.1% or US$ 60.9 million higher than the US$ 242.1 million reached during the previous quarter. In terms of EBITDA by business, during the first quarter of the year we had an increase in our Pulp and Forestry divisions of 41.0% and 4.6% respectively, partially offset by a 9.1% and a 9.6% decrease in our Sawn Timber and Panels divisions. The increase in our pulp business EBITDA is mainly explained by an increase of US$ 24.9 million in energy sales due to higher prices than in the previous quarter and a decrease in unitary costs of 2.6%. Our panels business dropped in sales volume (2.7%), impacting its quarterly EBITDA.

Consolidated Adjusted EBITDA for the first quarter of 2014 was higher by 28.1% or US$ 66.5 million when compared with the US$ 236.5 million reached in the same period of 2013.

Adjusted EBITDA Variation by Business Segment 4Q13 - 1Q14

(In US$ Million)

All figures include a 50% proportional consolidation of Montes del Plata

Interim Review First Quarter 2014 Results

May 16th, 2014

Operating Income

Arauco’s operating income during the first quarter of the year reached US$ 179.0 million, an increase of 62.1% or US$ 68.6 million compared to the US$ 110.4 million obtained during the fourth quarter of 2013. Even though our revenue decreased 3.5% or US$ 45.0 million, the cost of sales decreased 9.3% or US$ 82.3 million generating an increase in the gross income of 9.6% or US$ 37.3 million when compared with the previous quarter. Distribution costs and administrative expenses decreased in 12.2% (US$16.2 million) and 10.3% (US$ 15.1 million) respectively.

In terms of costs, during the first quarter of the year we had a decrease in unitary cost of sales for bleached softwood pulp and bleached hardwood pulp of 2.1% and 3.3% respectively, when compared to the fourth quarter of 2013, explained by a longer than expected maintenance stoppage in Nueva Aldea Mill in the months of October and November 2013. As a percentage of revenues, our Selling and Administrative Expenses was 20.2%, a decrease if compared to the previous quarter that reached 22.0% of total revenues.

During the first quarter of 2014, Arauco’s operating income was 81.0% or US$ 80.1 million higher than the US$ 98.9 million reached in the same quarter of 2013. This is mainly due to an increase in Gross Margin of 27.0% or US$ 90.8 million.

Net Income

Net income for the first quarter of 2014 was US$ 105.5 million, an increase of 131.7% or US$ 60.0 million compared to the US$ 45.5 million obtained in the fourth quarter of the year. This is mainly explained by an increase in Operating income of 62.1% or US$ 68.6, a decrease in Other operating Expenses of 27.1% or US$ 21.5 million, a 10.8% or US$ 6.5 million decrease in Financial costs and a 290.1% or US$ 7.5 million increase in the exchange rate difference.

Consolidated net income in the first quarter of 2014 was 12.8% or US$ 12.0 million above the same period on 2013, where we had US$ 93.5 million. This is mainly explained by an increase of 27.0% or US$ 90.8 million in Gross profit; this was partially offset by an increase of 171.4% or US$ 36.6 million in other operating expenses mainly explain by a provision of forestry losses due to fire of US$30.2 million

Net Income Variation by Item 4Q13 - 1Q14

(In US$ Million)

All figures include a 50% proportional consolidation of Montes de Plata

Interim Review First Quarter 2014 Results

May 16th, 2014

REVIEW BY BUSINESS SEGMENT

1- Pulp Division

The first quarter of 2014 followed the same path of the fourth quarter of 2013, with a good demand, that translated into steady prices. Long fiber showed an increase in prices during all the quarter and short fiber prices were steady or with small decreases during the same period, mainly explained by an increase in supply and not by a reduction of demand. World inventory levels rose during the first quarter of 2014, and short fiber increased 7 days from December 2013 to February 2014, while long fiber increased 2 days in the same period. The main reason of this was the startup of a pulp mill in Brazil.

In Asia there was an oversupply of short fiber pulp. Along with this oversupply, the paper market still has not reached demand levels that would allow increases in paper prices or increases in operating levels. This has stopped any possibility of an increase in short fiber prices. Short fiber prices decreased between 0% and 1.5%, depending on the Asian market and the supplier. On the other hand long fiber prices increased approximately 4.0% during this quarter, generating an even higher price spread between short and long fiber of U.S.$150/ton, which is an incentive to paper manufacturers to maximize the use of short fiber in their mixes.

European paper market was stable, without major changes. There still was oversupply, low margins and producers trying to weather the storm, especially producers of printing and writing paper. This has resulted in more pressure for discounts in contracts from the beginning of year 2014. Usually discount increases are compensated by increases in list prices every January, but this year the increase in list prices was not possible in Europe, and there was a drop in net prices. Drops in short fiber prices during the first quarter of 2014 were between 1 and 2%, while long fiber prices were steady and in some cases there were small increases between 1 and 1.5%.

North American pulp demand increased with a better economy. Tissue and absorbent products were the main drivers of pulp demand which lead to small increases in prices. Another factor that should be considered was an issue in production due to bad weather and heavy snow storms, which impacted the movement of raw materials and made interruptions in some productive centers. The market for fluff pulp benefited from this situation.

Latin America was steady with good demand and the highest prices worldwide.

During the first quarter production was at normal levels, with an exception of Alto Paraná mill, in Argentina, which had some reductions in January due to some technical issues that are already fixed.

2- Sawn Timber Division

The real-estate and construction markets in the United States were affected by a cold winter during the first quarter of 2014, closing the period with nearly 910,000 Housing Starts, which represented a drop of 5.0% when compared with the previous year. When compared with the last ten years average, the actual construction levels are still low. During the first quarter of this year molding prices were steady in the United States in comparison with the previous quarter.

On average all markets had a positive behavior during this first quarter, with higher demand and prices.

Sales from our Chilean operations were impacted by the port stoppage that affected the country during January of 2014.

Interim Review First Quarter 2014 Results

May 16th, 2014

3- Panels Division

Sales volume increased 1.8% in the first quarter of 2014 when compared with the first quarter of 2013, mainly explained by an increase in sales volume in the United States and Brazil, especially in the MDF market. When compared with the fourth quarter of 2013, sales volume decreased 2.7%, mostly explained by the port stoppages in Chile in the beginning of 2014.

Plywood products were the most affected by the port stoppages. Sales volume dropped 22.7% when compared to the first quarter of 2013 and decreased 7.8% when compared with the fourth quarter of 2013.

Sales volume of MDF increased 7.7%, when compared with the first quarter of 2013; mainly explained by higher sales volume in Brazil and the United States. When compared with the fourth quarter of 2013, sales volume remained steady.

Sales volume of PBO during the first quarter of 2014 remained steady when compared with the first quarter of 2013. Meanwhile, when compared with the fourth quarter of 2013, sales volume decreased 6.0%, mainly explained by the maintenance of Teno mill, in Chile and lower sales volume in Brazil and Argentina.

Interim Review First Quarter 2014 Results

May 16th, 2014

BALANCE SHEET ANALYSIS

Assets

Current Assets

Current assets reached US$ 2,836.4 million at the end of the first quarter of 2014, an increase of 1.0% or US$ 28.1 million compared to the US$ 2,808.3 million in the fourth quarter of 2013.

As of March 2014 our cash balance reached US$ 505.5 million, a decrease of 24.2% or US$ 161.7 million when compared to the US$ 667.2 million reached in the previous quarter. This is partially explained by US$ 88.7 million due in March 2014 from our BARAU-H local bond.

Inventories increased from US$ 900.6 million in the fourth quarter of 2013 to US$973.0 million in the first quarter of 2014. This was mainly explained by the port stoppages occurred in Chile in January of 2014.

Accounts receivables reached US$ 794.3 million during the first quarter of 2014, an increase of 11.6% or US$ 82.6 million compared to the previous quarter.

Non-Current Assets

Non-current assets increased to US$ 11,735.3 million at March 2014, a US$ 50.2 million or 0.4% increase compared to the fourth quarter of 2014.

Interim Review First Quarter 2014 Results

May 16th, 2014

Financial Debt

Arauco’s consolidated financial debt as of March 31, 2014 reached US$ 4,920.6 million, a decrease of 2.1% or US$ 105.9 million when compared to December 31, 2013.

Our consolidated net financial debt increased 1.3% or US$ 55.8 million when compared with December 2013.

FINANCIAL DEBT

US $ million	March 2014	December 2013

Short term financial debt	849.7	893.5
Long term financial debt	4,070.8	4,133.0
TOTAL FINANCIAL DEBT	4,920.6	5,026.5
Cash and cash equivalents	505.5	667.2
NET FINANCIAL DEBT	4,415.1	4,359.3

All figures include a 50% proportional consolidation of Montes del Plata

(*)	UF is a Chilean monetary unit indexed to inflation. This portion does not consider the effect of debt in UF swapped to US Dollars

Financial Debt Profile

(In U.S. Million)

*	Short term debt includes accrued interest

Interim Review First Quarter 2014 Results

May 16th, 2014

FINANCIAL RATIOS

FINANCIAL RATIOS

	Q1 2014	Q4 2013	Q1 2013
Profitability
Gross margin	34.8%	30.7%	28.3%
Operating margin	14.6%	8.7%	8.2%
LTM(1) Adjusted EBITDA margin	23.3%	22.2%	20.3%
ROA (EBIT / Total Assets)	5.6%	4.2%	NC
LTM ROCE (EBIT (1 - Tax) / (Working Capital + Fixed Assets)	5.2%	4.9%	NC
ROE (Net Income / Equity)	5.9%	2.6%	NC

Leverage
LTM Interest Coverage Ratio (EBITDA / Financial Costs)	5.3x	4.9x	3.9x
Net Financial Debt / LTM Adj. EBITDA	3.6x	3.8x	NC
Total Financial Debt / Total Capitalization(2)	40.7%	41.6%	NC
Net Financial Debt / Total Capitalization	36.5%	36.1%	NC
Total Financial Debt / Shareholders’ Equity	69.2%	71.9%	NC
Net Financial Debt / Shareholders’ Equity	62.1%	62.3%	NC

(1)	LTM = Last Twelve Months
(2)	Capitalization = Total financial debt + Equity

All figures include a 50% proportional consolidation of Montes del Plata

Interim Review First Quarter 2014 Results

May 16th, 2014

FIRST QUARTER AND SUBSEQUENT EVENTS

Arauco issued UF* 7,000,000 (aprox US$ 302 million) in the local bond market

On April 10th 2014, through a Dutch auction, series Q and R were issued. The first series (BARAU-Q) has a 7 year maturity with a 3 year grace period. It was issued for a total amount of UF 2 million, or US$ 86.8 million with a coupon rate of 3.0%. The second series (BARAU-R) has a 21 year bullet maturity. It was issued for a total amount of UF 5 million or US$ 217.0 million with a coupon rate of 3.60%. BARAU-Q yielded at a record low of 2.65%, while BARAU-R yielded at par.

These bonds are hedged with cross currency swaps and the proceeds of these bonds are for the refinancing of short and long term debt.

*	UF: local Chilean currency indexed to inflation.

Interim Review First Quarter 2014 Results

May 16th, 2014

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

US$ Million	Q1 2014	Q4 2013	Q1 2013

Revenue	1,224.6	1,269.6	1,186.9
Cost of sales	(797.9)	(880.1)	(851.0)
Gross Profit	426.7	389.5	335.9
Other operating income	77.7	119.5	84.8
Distribution costs	(116.7)	(132.9)	(107.5)
Administrative expenses	(131.1)	(146.2)	(131.6)
Other operating expenses	(58.0)	(79.5)	(21.4)
Financial income	3.6	2.8	6.2
Financial costs	(53.2)	(59.7)	(56.4)
Participation in (loss) profit in associates and joint ventures accounted through equity method	(0.9)	1.1	1.5
Exchange rate differences	4.9	(2.6)	(2.1)
Income before income tax	153.1	92.0	109.4
Income tax	(47.6)	(46.5)	(15.9)
Net Income	105.5	45.5	93.5
Profit attributable to parent company	104.2	43.9	89.2
Profit attributable to non-parent company	1.3	1.7	4.3

All figures include a 50% proportional consolidation of Montes del Plata

Interim Review First Quarter 2014 Results

May 16th, 2014

CONSOLIDATED BALANCE SHEET

US $ Million	Q1 2014	Q4 2013

Cash and cash equivalents	505.5	667.2
Other financial current assets	2.0	3.1
Other current non-financial assets	204.5	189.0
Trade and other receivables-net	794.3	711.7
Related party receivables	8.5	8.2
Inventories	973.0	900.6
Biological assets, current	295.5	257.0
Tax assets	44.1	61.2
Non-Current Assets classified as held for sale	9.0	10.4
Total Current Assets	2,836.4	2,808.3
Other non-current financial assets	31.5	48.8
Other non-current and non-financial assets	125.9	125.1
Non-current receivables	38.5	40.7
Investments accounted through equity method	356.5	349.4
Intangible assets	96.7	99.7
Goodwill	89.6	88.1
Property, plant and equipment	7,235.8	7,137.5
Biological assets, non-current	3,605.9	3,635.2
Deferred tax assets	154.9	160.6
Total Non-Current Assets	11,735.3	11,685.1

TOTAL ASSETS	14,571.7	14,493.4

Other financial liabilities, current	850.4	893.6
Trade and other payables	631.4	631.0
Related party payables	12.5	14.4
Other provisions, current	8.7	9.7
Tax liabilities	3.2	4.5
Current provision for employee benefits	3.7	3.8
Other non-financial liabilities, current	164.9	125.0
Total Current Liabilities	1,674.7	1,682.0
Other non-current financial liabilities	4,093.2	4,157.0
Other provisions, non-current	27.4	24.2
Deferred tax liabilities	1,486.3	1,462.3
Non-current provision for employee benefits	40.8	42.2
Other non-financial liabilities, non-current	82.2	80.9
Total Non-Current Liabilities	5,729.8	5,766.5
Non-parent participation	54.8	52.2
Net equity attributable to parent company	7,111.8	6,992.3

TOTAL LIABILITIES AND EQUITY	14,571.1	14,493.0

All figures include a 50% proportional consolidation of Montes del Plata

Interim Review First Quarter 2014 Results

May 16th, 2014

CONSOLIDATED STATEMENT OF CASH FLOWS

US$ Million	Q1 2014	Q1 2013

Collection of accounts receivables	1,176.5	1,332.2
Collection from insurance claims	0.0	29.8
Other cash receipts (payments)	93.8	171.2
Payments of suppliers and personnel (less)	(1,108.7)	(1,304.0)
Dividends and other distributions received	0.0	0.0
Interest paid and received	(47.8)	(59.2)
Income tax paid	(13.0)	(19.4)
Other (outflows) inflows of cash, net	1.2	(0.4)
Net Cash Provided by (Used in) Operating Activities	102.1	150.3
Capital Expenditures	(198.8)	(205.1)
Other investment cash flows	13.1	38.9
Net Cash Provided by (Used in) Investing Activities	(185.8)	(166.2)
Proceeds from borrowings	246.8	276.1
Repayments of borrowings	(327.4)	(321.7)
Dividends paid	(0.1)	(6.2)
Other inflows of cash, net	0.0	0.0
Net Cash Provided by (Used in) Financing Activities	(80.6)	(51.8)

Total Cash Inflow (Outflow) of the Period	(164.3)	(67.7)

Effect of exchange rate changes on cash and cash equivalents	2.5	(1.0)

Cash and Cash equivalents. at beginning of the period	667.2	488.5

Cash and Cash Equivalents at end of the Period	505.5	419.8

All figures include a 50% proportional consolidation of Montes del Plata

For more details on Arauco’s financial statements please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control and could materially impact Arauco’s performance.

Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof and Arauco assumes no obligation to update such statements. References herein to “U.S. $” are to United States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.

For further information please contact:

José Luis Rosso

jose.rosso@arauco.cl

Phone: (56-2) 2461 7221

José Miguel Vicuña

jose.vicuna@arauco.cl

Phone: (56-2) 2461 7569